**Primary Business Name: INTERACTIVE BROKERS LLC** **BD Number: 36418**

**BD - AMENDMENT**

**12/14/2020**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

**Are there any indirect owners of the *applicant* required to be reported on Schedule B?**

◉ **Yes** ○ **No**

| **Ownership Codes:** | | | |
|---|---|---|---|
| | **NA - less than 5%** | **B - 10% but less than 25%** | **D - 50% but less than 75%** |
| | **A - 5% but less than 10%** | **C - 25% but less than 50%** | **E - 75% or more** |

| **Full Legal Name** | **DE/FE/I** | **Title or Status** | **Date Acquired** | **Own. Code** | **Control Person** | **PR** | **CRD #(or S.S.No., IRS Tax #, Emp. ID)** |
|---|---|---|---|---|---|---|---|
| BRODY, PAUL JONATHAN | I | SECRETARY | 04/1994 | NA | Y | N | 1722066 |
| CHAIT, JONATHAN | I | EXECUTIVE VICE PRESIDENT, COO | 04/2004 | NA | Y | N | 4582696 |
| FRIEDLAND, DAVID ERIC | I | MANAGING DIRECTOR-ASIAN OPERATIONS | 09/1998 | NA | N | N | 2715164 |
| GALIK, MILAN | I | CHIEF EXECUTIVE OFFICER | 10/2019 | NA | Y | N | 2204066 |
| GELMAN, JONATHAN MICHAEL | I | CHIEF COMPLIANCE OFFICER AND ROSFP | 10/2019 | NA | N | N | 5440103 |
| IBG LLC | DE | MANAGING MEMBER | 01/2002 | E | Y | N | 13-3832398 |
| MANDELBAUM, ELAINE | I | GENERAL COUNSEL | 11/2019 | NA | Y | N | 2957713 |
| MENICUCCI, JAMES | I | PRINCIPAL FINANCIAL OFFICER | 09/2019 | NA | Y | N | 6590173 |
| SANDERS, STEVEN JAY | I | SENIOR VICE PRESIDENT, MARKETING AND PRODUCT DEVELOPMENT | 04/2004 | NA | Y | N | 2812548 |
| SHAO-CHEN, KENGNING | I | TREASURER | 08/2019 | NA | N | N | 5910386 |